Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Third Quarter of 2017

Hong Kong, November 20, 2017— UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the third quarter ended September 30, 2017.

UTStarcom’s Chief Executive Officer Tim Ti stated, “We are encouraged by our solid third quarter results and the momentum we have been building throughout 2017.  Our continued focus on customers, product quality, operational efficiencies, and overall cost control is yielding results as demonstrated by the significant improvement in our operating margin on both a sequential and year-over-year basis.”

Ti continued, “We have made significant strategic investments in our business over the past 24 months as we strive to build a state-of-the-art technology company in our targeted business segments.  Our work continues, and I am excited about the progress we are making.  We are confident that the diversity in our product solutions and geographic coverage is a solid foundation for continued profitable growth.”

Recent Key Events

•                      Subsequent to third quarter of 2017, the Company announced that the special committee of the Company’s board of directors had received a notice from Shah Capital Opportunity Fund LP, Himanshu H. Shah, Hong Liang Lu and certain of his affiliates and Tenling Ti (collectively, the “Consortium”) to withdraw the preliminary non-binding take-private proposal letter dated March 31, 2017 from the Consortium to the Board.

•                      The Company announced the filing of its annual report on Form 20-F for the year ended December 31, 2016 with the Securities and Exchange Commission (the “SEC”) on November 14, 2017.

Third Quarter 2017 Financial Highlights

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures.  The Company believes that the public’s understanding of the Company’s business is enhanced when it has access to the same information that management uses to analyze and operate the business.  The Company believes that the non-GAAP measures presented here offer additional insight into the condition and trends of its business. Further explanation of the use of non-GAAP financial information, and reconciliation to the corresponding GAAP measures, can be found at the end of this release.

Summary of Y/Y Comparisons

	Q3 2017 GAAP	Y/Y Change*	Q3 2017 Non-GAAP	Y/Y Change*
Revenue	$26.0	+58.9%	$26.0	+58.9%
Gross Margin	40.5%	+1620 bps	40.6%	+1620 bps
Operating Expenses	$7.5	+38.5%	$7.2	+41.9%
Operating Income	$3.1	+$4.5	$3.3	+$4.4
Net Income	$2.2	+$4.0	$2.5	+$4.0
Basic EPS	$0.06	+$0.11	$0.07	+$0.11
Operating Cash Flow	$1.9	+$0.4
Cash Balance	$91.2	+12.4%

* Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in million except EPS

Total Revenues

Total revenues for the third quarter of 2017 were $26.0 million, an increase of 58.9 % from $16.4 million for the corresponding period of 2016.

Total Non-GAAP revenues for the third quarter of 2017 were $26.0 million, an increase of 58.9% from $16.4 million for the corresponding period of 2016.

•                      Non-GAAP net sales from equipment for the third quarter of 2017 were $20.5 million, an increase of 98.3% from $10.3 million for the corresponding period in 2016. The increase was mainly due to the increased sales of the 100G Packet Transport Network (“PTN”) products

•                      Non-GAAP net sales from services for the third quarter of 2017 were $5.5 million, a decrease of 8.4% from $6.0 million for the corresponding period in 2016

Gross Profit

Gross profit was $10.6 million, or 40.5% of net sales, for the third quarter of 2017, compared to $4.0 million, or 24.3% of net sales, for the corresponding period in 2016.

Non-GAAP gross profit was $10.6 million, or 40.6 % of net sales, for the third quarter of 2017, compared to $4.0 million or 24.4% of net sales, for the corresponding period in 2016.

•                      Non-GAAP gross profit from equipment sales for the third quarter of 2017 was $8.2 million, compared to $2.6 million for the corresponding period in 2016. Non-GAAP gross margin from equipment sales for the third quarter of 2017 was 39.9%, compared to 24.8% for the corresponding period in 2016. The increase was due to higher sales of PTN products

•                      Non-GAAP gross profit from services for the third quarter of 2017 was $2.4 million, compared to gross profit of $1.4 million for the corresponding period in 2016. Non-GAAP gross margin from services for the third quarter of 2017 was 42.6%, compared to 23.6% for the corresponding period in 2016. The increase was due to revenue from a large 3-year service contract in India

Operating Expenses

Operating expenses for the third quarter of 2017 were $7.5 million, compared to $5.4 million for the corresponding period in 2016.

Non-GAAP operating expenses for the third quarter of 2017 were $7.2 million, an increase of 41.9% from $5.1 million for the corresponding period in 2016.

•                      Non-GAAP selling, general and administrative (SG&A) expenses in the third quarter of 2017 were $5.0 million, compared to $3.0 million for the corresponding period in 2016.  The increase was mainly due to higher sales commission/bonus and one-time service fees related to privatization and auditing

•                      Non-GAAP research and development expenses in the third quarter of 2017 were $2.2 million, compared to $2.1 million for the corresponding period in 2016

Operating Income (Loss)

Operating income for the third quarter of 2017 was $3.1 million, compared to operating loss of $1.4 million for the corresponding period of 2016.

Non-GAAP operating income for the third quarter of 2017 was $3.3 million, compared to non-GAAP operating loss of $1.1 million for the corresponding period of 2016.

Equity pick up of loss of an associate

Equity pick up of losses of an associate, AioTV was $0.3 million and nil for the third quarter of 2017 and 2016 respectively.

Net Income (Loss)

Net income attributable to UTStarcom’s shareholders for the third quarter of 2017 was $2.2 million, compared to net loss attributable to UTStarcom’s shareholders of $1.8 million for the corresponding period in 2016.  Basic income per share for the third quarter of 2017 was $0.06, compared to basic net loss per share of $0.05 for the corresponding period of 2016.

Non-GAAP net income attributable to UTStarcom’s shareholders for the third quarter of 2017 was $2.5 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $1.5 million for the corresponding period in 2016.  Non-GAAP basic income per share for the third quarter of 2017 was $0.07, compared to non-GAAP basic net loss per share of $0.04 for the corresponding period of 2016.

Cash Flow

Cash provided by operating activities was $1.9 million.

Cash used in investing activities was $3.3 million.

As of September 30, 2017, UTStarcom had cash and equivalents of $91.2 million.

Third Quarter 2017 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Monday, November 20, 2017 (9:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States / Canada: +1 (800) 239-9838

Hong Kong: +852-3008-1527

China: 4001-209-101

The attendee pass code is: 9760293

A replay of the call will be available two hours after the end of the conference call until 11:00 a.m. U.S. Eastern Time on December 20, 2017.

The conference call replay numbers are as follows:

United States: +1 (888) 203-1112

Hong Kong: 800-901-108

China: 4001-201-651

International: +61-2-9101-1954

The replay passcode for accessing the recording is 9760293.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ:UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s 2015 annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The filing of the 2016 Form 20-F is in progress pending the conclusion of the 2016 audit. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations
Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2017	2016
	(In thousands)
ASSETS
Current assets:
Cash, cash equivalents	$91,225	$83,922
Short-term investments	3,373	479
Accounts and notes receivable, net	14,593	18,329
Inventories and deferred costs	29,565	41,896
Prepaids and other current assets	20,652	18,392
Total current assets	159,408	163,018
Long-term assets:
Property, plant and equipment, net	1,492	1,610
Long-term deferred costs	275	276
Other long-term assets	15,827	13,799
Total long-term assets	17,594	15,685
Total assets	$177,002	$178,703

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$21,662	$22,480
Customer advances	24,276	29,046
Deferred revenue	7,001	10,779
Other current liabilities	23,962	24,863
Total current liabilities	76,901	87,168
Long-term liabilities:
Long-term deferred revenue and other liabilities	6,415	8,794
Total liabilities	83,316	95,962

Total equity	93,686	82,741
Total liabilities and equity	$177,002	$178,703

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(In thousands,except per share data)

Net sales	$26,034	$16,389	80,057	$58,966
Cost of net sales	15,479	12,400	51,474	40,669
Gross profit	10,555	3,989	28,583	18,297
	40.5%	24.3%	35.7%	31.0%
Operating expenses:
Selling, general and administrative	5,284	3,251	13,839	13,303
Research and development	2,207	2,158	6,296	7,080
Total operating expenses	7,491	5,409	20,135	20,383

Operating Income (loss)	3,064	(1,420)	8,448	(2,086)

Interest income, net	214	232	794	564
Other income (expense), net	(3)	(140)	2,395	1,728
Equity pick up of gains (losses) of an associate	(290)	—	(290)	—
Investment Impairment	—	—	(1,308)	—
Income (loss) before income taxes	2,985	(1,328)	10,039	206
Income taxes expenses	(795)	(507)	495	1,711
Net Income (loss)	2,190	(1,835)	10,534	1,917
Net loss attributable to noncontrolling interests	—	—	—	—
Net Income (loss) attributable to UTStarcom Holdings Corp.	$2,190	$(1,835)	$10,534	$1,917

Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.06	$(0.05)	$0.30	$0.05
Weighted average shares outstanding—Basic	35,484	35,507	35,550	35,946

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$2,190	$(1,835)	$10,534	$1,917
Depreciation	152	243	473	1,037
Provision for doubtful accounts	819	110	713	724
Provision for(recovery of) deferred costs	405	(129)	3,825	(2,827)
Stock-based compensation expense	264	312	655	2,292
Net loss on disposal of assets	—	7	—	(84)
Gain on release of tax liability due to expiration of the statute of limitations	—	—	(1,478)	(807)
Deferred income taxes	(324)	—	(93)	49
Loss from equity investments, net	290	—	290	—
Other-than-temporary impairment of equity investments	—	—	1,308	—
Gain on Cumulative Transfer Adjustment recognition from liquidation subsidiaries	—	—	(1,703)	(47)
Gain (loss) on sale investments	—	57	—	(83)
Changes in operating assets and liabilities	(1,872)	2,801	(2,663)	1,985
Net cash provided by operating activities	1,924	1,566	11,861	4,156

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(147)	(749)	(292)	(1,366)
Proceeds from sale of property, plant and equipment	—	—	—	85
Change in restricted cash	606	(510)	(3,078)	741
Purchase of an investment interest	(381)	—	(481)	57
Purchase of short-term investment	(3,373)		(3,373)
Proceeds from refund of investment interests	—	—	499	363
Net cash provided by (used in) investing activities	(3,295)	(1,259)	(6,725)	(120)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	—	(721)	(140)	(3,621)
Net cash used in financing activities	—	(721)	(140)	(3,621)
Effect of exchange rate changes on cash and cash equivalents	285	82	2,307	3,660
Net increase in cash and cash equivalents	(1,086)	(332)	7,303	4,075
Cash and cash equivalents at beginning of period	92,311	81,457	83,922	77,050
Cash and cash equivalents at end of period	$91,225	$81,125	$91,225	$81,125

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our unaudited condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(In thousands)
Non-GAAP Revenue	$26,026	$16,381	$80,032	$58,681
Non-GAAP Gross profit	10,559	3,989	28,587	18,296
Non-GAAP Gross Margin %	40.6%	24.4%	35.7%	31.2%
Non-GAAP Operating Income (loss)	3,328	(1,108)	9,103	206
Non-GAAP Net Income (loss) attributable to UTStarcom	$2,454	$(1,523)	$11,189	$4,209
Non-GAAP Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.07	$(0.04)	$0.31	$0.12
Weighted average shares outstanding—Basic	35,484	35,507	35,550	35,946

UTStarcom Holdings Corp.

Unaudited GAAP to unaudited Non-GAAP Reconciliation

To supplement our unaudited condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(In thousands)
Reconciliation of Revenue
GAAP Net revenue	$26,034	$16,389	$80,057	$58,966
Less: China IPTV revenue	8	8	25	285
Non-GAAP Net revenue	$26,026	$16,381	$80,032	$58,681

GAAP Gross Margin
US. GAAP as reported	$10,555	$3,989	$28,583	$18,297
Add: Stock based compensation - COGS	4	—	4	(1)
Non-GAAP Gross Margin	$10,559	$3,989	$28,587	$18,296

Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$3,064	$(1,420)	$8,448	$(2,086)
Add: Stock based compensation	264	312	655	2,292
Non-GAAP Operation Income(loss)	$3,328	$(1,108)	$9,103	$206

Reconciliation of Net Income(loss)
GAAP Net Income(loss)	$2,190	$(1,835)	$10,534	$1,917
Add: Stock based compensation	264	312	655	2,292
Non-GAAP Net Income(loss)	$2,454	$(1,523)	$11,189	$4,209